EMI

04 JAN 22 AM 7:21

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

04012351

By Airmail

14th January, 2004.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 9th January 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 14th January 2004, confirming that The Capital Group Companies Inc. had increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 12th January 2004, held 55,361,320 shares, being 7.02% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Enc.

Ref: 82-373

EMI

VIA PR NEWSWIRE DISCLOSE

ER 04/04

Company Announcements Office,
London Stock Exchange.

14th January, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by The Capital Group Companies, Inc., in a letter dated and received by fax after the close of business on 13th January 2004, that it has increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 12th January 2004, held 55,361,320 shares, being 7.02% of the shares in issue.

We are advised that the interest in the said shares was held as set out below:

REGISTERED HOLDER	HOLDING
Capital Guardian Trust Company	2,334,000
Capital International Ltd	27,100,372
Capital International S.A.	943,608
Capital International, Inc.	3,278,340
Capital Research and Management Company	21,705,000

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary